SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO 13d-2 (b)

(Amendment No. 4)*

Mecox Lane Limited

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

G5953U 102

(CUSIP Number)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

SCHEDULE 13 G

CUSIP No. G5953U 102

1	Names of reporting persons First Flite Holdings Co., Ltd.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Citizenship or place of organization British Virgin Islands
Number of shares beneficially owned by each reporting person with	5	Sole voting power 155,000 ordinary shares (1) that may be purchased through exercising the options held by First Flite Holdings Co., Ltd.
	6	Shared voting power 0
	7	Sole dispositive power 155,000 ordinary shares that may be purchased through exercising the options held by First Flite Holdings Co., Ltd.
	8	Shared dispositive power 0
9	Aggregate amount beneficially owned by each reporting person 155,000 ordinary shares that may be purchased through exercising the options held by First Flite Holdings Co., Ltd.
10	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row (9) 0.0%*
12	Type of reporting person (see instructions) CO

(1)	represents 155,000 ordinary shares that Mr. Alfred Beichun Gu has the right to acquire within 60 days of December 31, 2014 through the exercise of stock options.
*	based on 455,223,849 ordinary shares outstanding as of December 31, 2014.

SCHEDULE 13 G

CUSIP No. G5953U 102

1	Names of reporting persons Alfred Beichun Gu
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Citizenship or place of organization St. Kitts and Nevis
Number of shares beneficially owned by each reporting person with	5	Sole voting power 155,000 ordinary shares (1) that may be purchased through exercising the options held by First Flite Holdings Co., Ltd.
	6	Shared voting power 0
	7	Sole dispositive power 155,000 ordinary shares that may be purchased through exercising the options held by First Flite Holdings Co., Ltd.
	8	Shared dispositive power 0
9	Aggregate amount beneficially owned by each reporting person 155,000 ordinary shares that may be purchased through exercising the options held by First Flite Holdings Co., Ltd.
10	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row (9) 0.0%*
12	Type of reporting person (see instructions) IN

(1)	represents 155,000 ordinary shares that Mr. Alfred Beichun Gu has the right to acquire within 60 days of December 31, 2014 through the exercise of stock options.
*	based on 455,223,849 ordinary shares outstanding as of December 31, 2014.

Item 1(a).	Name of Issuer: Mecox Lane Limited (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices: 22nd Floor, Gems Tower, Building 20, No. 487, Tianlin Road Shanghai 200233 People’s Republic of China

Item 2(a).	Name of Person Filing: First Flite Holdings Co., Ltd. Alfred Beichun Gu

Item 2(b).

Address of Principal Business Office, or, if none, Residence:

First Flite Holdings Co., Ltd.:

P.O. Box 3321, Drake Chambers

Road Town, Tortola

British Virgin Islands

Alfred Beichun Gu:

Lianhua Rd, No. 1555, Floor 2, Maisilan Garment Co., Ltd.

Item 2(c)	Citizenship: First Flite Holdings Co., Ltd. - British Virgin Islands Alfred Beichun Gu - St. Kitts and Nevis

Item 2(d).	Title of Class of Securities: Ordinary Shares

Item 2(e).	CUSIP Number: G5953U 102

Item 3.	Not Applicable

Item 4.	Ownership:

SEE ROWS 5 THROUGH 11 OF COVER PAGES

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

Not applicable

Item 8.	Identification and Classification of Members of the Group:

Not applicable

Item 9.	Notice of Dissolution of Group:

Not applicable

Item 10.	Certification:

Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 17, 2015

First Flite Holdings Co., Ltd.	By:	/s/ Alfred Beichun Gu
		Name:	Alfred Beichun Gu
		Title:	Director

Alfred Beichun Gu	By:	/s/ Alfred Beichun Gu
Alfred Beichun Gu

LIST OF EXHIBITS

Exhibit No.	Description

A	Joint Filing Agreement

Signature Page

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of February 17, 2015.

First Flite Holdings Co., Ltd.	By:	/s/ Alfred Beichun Gu
		Name:	Alfred Beichun Gu
		Title:	Director

Alfred Beichun Gu	By:	/s/ Alfred Beichun Gu
Alfred Beichun Gu